UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Northern Peru Copper Corp.

(Name of Issuer)
Common Shares, without par value

(Title of Class of Securities)
665604

(CUSIP Number)
Mr. Huang Guoping
Vice-President and Deputy General Manager
China Minmetals Non-Ferrous Metals Co. Ltd.
Room A216, 5 Sanlihe Road
Haidian District, Beijing
China 100044
Phone: 86-10-6849-5888

and
Mr. Zha Kebing
Deputy Chief Engineer and Senior Engineer
Jiangxi Copper Company Ltd.
15 Yejin Avenue
Guixi, Jiangxi
China 335424
Phone: 86-70-1377-7070

and
Mr. Jiao Jian
President and Chief Financial Officer
Copper Bridge Acquisition Corp.
700 West Georgia Street, 25th Floor
Vancouver, British Columbia
Canada V7Y 1B3
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Copies to:
Darren W. T. Novak, Esq.
Davies Ward Phillips & Vineberg LLP
625 Madison Avenue, 12th Floor
New York, New York 10022
Phone: (212) 588-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 5, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	665604	Page	2	of	8

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). China Minmetals Non-Ferrous Metals Co. Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO; WC (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

China

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		14,062,302*

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

14,062,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person

14,062,302*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

42.5%**

14	Type of Reporting Person (See Instructions)

CO
* Beneficial ownership of 14,062,302 Common Shares (as defined below) referred to in Row (8) and Row (10) (including 2,033,000 Common Shares of which the Reporting Persons (as defined below) may acquire beneficial ownership within sixty days of December 5, 2007 through the exercise of options, through issuances under the share bonus plan of the Issuer (as defined below) or through the satisfaction of contractual rights to acquire Common Shares) is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 14,062,302 Common Shares referred to in Row (8) and Row (10) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 33,111,893 Common Shares outstanding on a fully-diluted basis as of December 5, 2007 as reported in the Support Agreement described in Item 4 hereof.

CUSIP No.	665604	Page	3	of	8

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jiangxi Copper Company Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO; WC (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

China

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		14,062,302*

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

14,062,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person

14,062,302*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

42.5%**

14	Type of Reporting Person (See Instructions)

CO
* Beneficial ownership of 14,062,302 Common Shares referred to in Row (8) and Row (10) (including 2,033,000 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of December 5, 2007 through the exercise of options, through issuances under the share bonus plan of the Issuer or through the satisfaction of contractual rights to acquire Common Shares) is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 14,062,302 Common Shares referred to in Row (8) and Row (10) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 33,111,893 Common Shares outstanding on a fully-diluted basis as of December 5, 2007 as reported in the Support Agreement described in Item 4 hereof.

CUSIP No.	665604	Page	4	of	8

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Copper Bridge Acquisition Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO; WC (see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

British Columbia

	7	Sole Voting Power

Number of		0

Shares	8	Shared Voting Power
Beneficially
Owned by		14,062,302*

Each	9	Sole Dispositive Power
Reporting
Person		0

With	10	Shared Dispositive Power

14,062,302*

11	Aggregate Amount Beneficially Owned by Each Reporting Person

14,062,302*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

42.5%**

14	Type of Reporting Person (See Instructions)

CO
* Beneficial ownership of 14,062,302 Common Shares referred to in Row (8) and Row (10) (including 2,033,000 Common Shares of which the Reporting Persons may acquire beneficial ownership within sixty days of December 5, 2007 through the exercise of options, through issuances under the share bonus plan of the Issuer or through the satisfaction of contractual rights to acquire Common Shares) is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such shares as a result of the Lock-Up Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 14,062,302 Common Shares referred to in Row (8) and Row (10) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
** The calculation of the foregoing percentage is based on 33,111,893 Common Shares outstanding on a fully-diluted basis as of December 5, 2007 as reported in the Support Agreement described in Item 4 hereof.

     This Amendment No. 1 amends and supplements the Schedule 13D filed on December 17, 2007 by China Minmetals Non-Ferrous Metals Co. Ltd., Jiangxi Copper Company Ltd. and Copper Bridge Acquisition Corp. (the “Statement”) relating to the common shares, without par value, of Northern Peru Copper Corp., a corporation incorporated under the laws of the Province of British Columbia, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.
Item 2. Identity and Background
     Item 2 of the Statement is hereby amended by deleting the first two sentences of the fourth paragraph thereof and inserting the following:
     “The Offeror is a wholly-owned indirect subsidiary of Minmetals and, following receipt of certain approvals from government authorities in the People’s Republic of China, will be owned jointly by Minmetals and Jiangxi Copper. Minmetals and Jiangxi Copper currently anticipate that the Offeror will be owned 60% by Minmetals and 40% by Jiangxi Copper at the expiry time of the Offer.”
Item 4. Purpose of the Transaction
     Item 4 of the Statement is hereby amended by adding the following paragraphs immediately following the last paragraph thereof:
     “On December 20, 2007, the Offeror announced that it is making the Offer pursuant to the terms and conditions set forth in the Support Agreement and the Assignment Agreement. The Offer will be open for acceptance until 9:00 p.m. (Toronto time) on January 25, 2008, unless extended or withdrawn.
     The foregoing summary of the Offer does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer to Purchase and Offer Circular, which is filed as Exhibit 7 hereto, and is incorporated herein by reference.”

Item 7. Material to be Filed as Exhibits
     Item 7 is hereby amended and supplemented by the filing of the following exhibit herewith:

Exhibit
No.	Exhibit Name

7.	Offer to Purchase and Offer Circular dated December 19, 2007.(1)

(1)	Incorporated by reference to the Schedule 14D-1F filed by Copper Bridge Acquisition Corp., China Minmetals Non-Ferrous Metals Co. Ltd. and Jiangxi Copper Company Ltd. on December 19, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 20, 2007

CHINA MINMETALS NON- FERROUS METALS CO. LTD.
By:	/s/ Huang Guoping
	Name:	Huang Guoping
	Title:	Vice President and Deputy General Manager

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 20, 2007

JIANGXI COPPER COMPANY LTD.
By:	/s/ Zha Kebing
	Name:	Zha Kebing
	Title:	Deputy Chief Engineer and Senior Engineer

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 20, 2007

COPPER BRIDGE ACQUISITION CORP.
By:	/s/ Jiao Jian
	Name:	Jiao Jian
	Title:	President and Chief Financial Officer